UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 22, 2025

TerraCycle US Inc.

(Exact name of registrant as specified in its charter)

Delaware	82-2479091
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 New York Avenue

Trenton, NJ 08638

(Mailing Address of principal executive offices)

(609) 656-5100

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Class A Preferred Stock

Item 7. Departure of Damian Finio

On October 22, 2025, Damian Finio, Chief Financial Officer of Terracycle, Inc. (the “Parent Company”) and Director of Terracycle US Inc. (the “Company”), resigned as the Chief Financial Officer of the Parent Company and Director of the Company, effective as of December 31, 2025 (the “Effective Date”). In his role with the Parent Company, Mr. Finio also served as the Chief Financial Officer and Chief Accounting Officer of the Company.

Mr. Finio’s resignation was not the result of any disagreement with the Company or the Parent Company on any matter relating to the either entity’s operations, policies or practices. If a replacement is not appointed prior to the Effective Date, Mr. Finio will, for a limited period of time, remain available to the Company on a consulting basis to serve as the Company’s Principal Financial Officer and Principal Accounting Officer.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRACYCLE US INC.

By:	/s/ Tom Szaky
Name:	Tom Szaky
Title:	Chief Executive Officer

Date:	October 23, 2025